# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOBAL PARTNERS LP, CIK 0001323468
CUSIP: 37946R109
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 800 South Street, Suite 500, Waltham, Massachusetts (MA), 02453
Date of event which requires filing of this statement: 05/25/2025
Filed by CIK 0001336787
Persons authorized to receive notices and communications: Sean T. Geary, Chief Legal Officer and Secretary, 800 South St., Waltham, Massachusetts (MA), 02453, (781) 894-8800

## Reporting persons
- Eric Slifka (CIK 0001336787): type of reporting person: individual (IN); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 3,311,324; shared voting power 409,548; sole dispositive power 3,311,324; shared dispositive power 409,548; aggregate amount beneficially owned 3,720,872 (10.9% of the class)
- Alfred A. Slifka 1990 Trust Under Article II-A (CIK 0001699492): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 1,831,957; shared voting power 0; sole dispositive power 1,831,957; shared dispositive power 0; aggregate amount beneficially owned 1,831,957 (5.4% of the class)
- The Estate of Richard Slifka: type of reporting person: other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: other (OO); sole voting power 1,781,849; shared voting power 0; sole dispositive power 1,781,849; shared dispositive power 0; aggregate amount beneficially owned 1,781,849 (5.2% of the class)
  Comment: Item 4 - The securities beneficially owned by the Estate of Richard Slifka (the "Estate") were transferred to the Estate by operation of law upon the death of Richard Slifka on May 25, 2025. Therefore, this item is not applicable.
  
  Item 11 - The Estate is in probate and his beneficially owned interests in Global Partners LP and its affiliates have not yet been settled.
  
  Item 14 - The Reporting Person is an estate to which the securities reported herein passed upon the death of Richard Slifka.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: GLOBAL PARTNERS LP
Address of issuer's principal executive offices: 800 South Street, Suite 500, Waltham, Massachusetts (MA), 02453
Comment:
This Amendment No. 3 to Schedule 13D (the "Amendment") amends the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on March 7, 2012, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 2, 2015, and Amendment No. 2 to Schedule 13D filed with the SEC on March 10, 2017, and relates to the beneficial ownership by the Reporting Persons (as defined herein) of the common units representing limited partner interests ("Common Units") of Global Partners LP, a Delaware limited partnership (the "Partnership" or the "Issuer").

The purpose of this Amendment is to (i) remove Montello Oil Corporation and Global Petroleum Corp. from the list of Reporting Persons, (ii) add Eric Slifka as a Reporting Person, (iii) replace Richard Slifka with the Estate of Richard Slifka as a Reporting Person, and (iv) update the numbers of Common Units held by the Reporting Persons as a result of the transactions described herein.

This Schedule 13D ("Schedule 13D") relates to the Common Units of the Partnership. The Partnership has its principal executive offices at 800 South Street, Suite 500, Waltham, Massachusetts 02453.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

(1) The Alfred A. Slifka 1990 Trust Under Article II-A (the "AS Trust").

(2) The Estate of Richard Slifka (the "Estate").

(3) Eric Slifka (together with the Estate and the AS Trust, the "Reporting Persons").
Residence or business address: The principal business address of Eric Slifka is 800 South Street, Suite 500, Waltham, MA 02453. The principal business address of the Estate and the AS Trust is c/o Thomas P. Jalkut, Partner, Nutter McClennen & Fish LLP, 155 Seaport Boulevard, Boston, MA 02110.
Present principal occupation or employment: Richard Slifka was the Chairman of the board of directors (the "Board") of Global GP LLC (the "General Partner"), the general partner of the Partnership, until his death on May 25, 2025. Eric Slifka succeeded Richard Slifka as the Chairman of the Board and is the Chief Executive Officer and President of the General Partner.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has any of the Reporting Persons as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Eric Slifka is a citizen of the United States of America. The late Richard Slifka was a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by appending the following information:

On December 21, 2017, 8,475 Common Units owned by Sandwich Terminal LLC ("Sandwich") were distributed to its members as part of a plan of liquidation and dissolution of Sandwich dated December 20, 2017 ("Sandwich Plan"). According to the Sandwich Plan, the AS Trust received 4,237 Common Units and Richard Slifka received 4,238 Common Units.

Prior to December 21, 2017, by virtue of their joint ownership of Chelsea Terminal Limited Partnership ("Chelsea") and its general partner Chelsea Terminal Corp. ("CTC"), Richard Slifka and AS Trust shared voting and investment power with respect to the 120,356 Common Units owned by Chelsea. On December 21, 2017, Chelsea and CTC repurchased the AS Trust's ownership interest in Chelsea and CTC and in consideration, 60,178 Common Units were distributed to the AS Trust pursuant to a purchase agreement by and among Chelsea, Chelsea Terminal Corp., Richard Slifka and the AS Trust dated December 20, 2017.

Prior to June 30, 2020, Richard Slifka and the AS Trust shared voting and investment power with respect to the Common Units owned by Montello Oil Corporation ("MOC") and, therefore, were deemed to beneficially own the Common Units held by MOC. On June 30, 2020, all Common Units owned by MOC were distributed to its stockholders as part of a plan of liquidation and dissolution (the "MOC Plan"). According to the MOC Plan, each of Richard Slifka and the AS Trust received 854,701 Common Units as a stockholder of MOC and ceased to share voting and investment power over the other Common Units distributed pursuant to the MOC Plan.

Prior to July 20, 2020, Richard Slifka and the AS Trust shared voting and investment power with respect to the Common Units owned by Global Petroleum Corp. ("GPC") and, therefore, were deemed to beneficially own the Common Units held by GPC. On July 20, 2020, all Common Units owned by GPC were distributed to its stockholders as part of a plan of liquidation and dissolution (the "GPC Plan"). According to the GPC Plan, Richard Slifka and the AS Trust received 862,732 and 862,731 Common Units, respectively, as stockholders of GPC and ceased to share voting and investment power over the other Common Units distributed pursuant to the GPC Plan.

Larea Holdings LLC ("Larea Holdings") owns 564,984 Common Units that were issued in connection with the Issuer's initial public offering in September 2005. Eric Slifka has sole voting and investment power with respect to and, therefore, may be deemed to beneficially own, the Common Units owned by Larea Holdings.

Prior to the date hereof, Eric Slifka purchased an aggregate of 27,100 Common Units in the open market. From 2009 through May 3, 2025, Eric Slifka received an aggregate of 575,543 Common Units as a result of vesting of awards granted to him under the Long Term Incentive Plan ("LTIP") as compensation for his service as an executive officer. Eric Slifka holds 407,241 Common Units in connection with the plan of liquidation of AE Holdings Corp. in 2015 and 38,940 Common Units received from a family trust in 2023.

Between February 6, 2019 and February 28, 2023, an aggregate of 215,559 Common Units were transferred to family trusts for which Eric Slifka is the sole trustee. On March 22, 2024, Eric Slifka transferred 350,000 Common Units to a family trust for which Eric Slifka is co-trustee and shares voting and investment power over the Common Units.

Effective as of February 13, 2023, the AS Trust transferred its membership in the General Partner to a limited liability company for which Eric Slifka serves as manager. Eric Slifka may be deemed to have voting and investment power over any Common Units owned by the General Partner.

Upon Richard Slifka's death on May 25, 2025, Common Units held by Richard Slifka transferred to the Estate by operation of law.

Effective May 25, 2025, an individual who is not a Reporting Person succeeded Richard Slifka as voting trustee with voting and investment power over the 282,492 Common Units owned by Larea Holdings II LLC ("Larea II") and, therefore, the Estate does not have voting or investment power over the Common Units held by Larea II.

Upon Richard Slifka's death, 613,105 Common Units held by Richard Slifka transferred by operation of law to a trust for which none of the Reporting Persons have voting or investment control.

From time to time, the General Partner repurchases Common Units for the purpose of meeting its anticipated obligations to deliver Common Units under the LTIP and meeting the General Partner's obligations under existing employment agreements and other employment related obligations (the "Repurchase Program"). Since the Repurchase Program was implemented in May 2009 and through May 25, 2025, the General Partner repurchased 1,563,933 Common Units pursuant to this Repurchase Program. As of May 25, 2025, the General Partner is authorized to acquire up to 1,036,624 additional Common Units in the aggregate over an extended period of time, consistent with the General Partner's obligations under the LTIP and employment agreements. Common Units may be repurchased from time to time in open market transactions, including block purchases, or in privately negotiated transactions. Such authorized unit repurchases may be modified, suspended or terminated at any time, and are subject to price, economic and market conditions, applicable legal requirements and available liquidity.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated in its entirety as follows:

(a) Other than the Common Units acquired by the General Partner pursuant to the Repurchase Program, the Reporting Persons acquired the Common Units reported herein solely for investment purposes. The General Partner will use the Common Units purchased pursuant to the Repurchase Program to meet the General Partner's anticipated obligations to deliver Common Units under the Partnership's LTIP and meet the General Partner's obligations under existing employment agreements and other employment related obligations. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions, including pursuant to the Repurchase Program, depending on each of their respective businesses, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

(b) None.

(c) None.

(d) None.

(e) Eric Slifka, as one of the direct and indirect owners of the General Partner, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Eric Slifka, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) Eric Slifka, as one of the direct and indirect owners of the General Partner, may cause changes to the Issuer's Certificate of Limited Partnership and Partnership Agreement. Eric Slifka, however, has no current intention of changing the Issuer's Certificate of Limited Partnership, Partnership Agreement or any other instrument relating thereto to impede the acquisition of control of the Issuer by any person.

(h) None.

(i) None.

(j) Except as described in this Item 4, none of the Reporting Persons have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The AS Trust, the Estate and Eric Slifka may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to them. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their respective holdings of securities of the Issuer or to change their intentions with respect to any or all of the matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

(1) The AS Trust is the record owner of 1,831,957 Common Units as of May 25, 2025. Based on there being 33,995,563 Common Units outstanding as of the date of this Amendment, these Common Units represent 5.4% of the outstanding Common Units as of the date of this Amendment. The trustees of the AS Trust are Eric Slifka and his two siblings. Eric Slifka has been delegated sole voting and investment authority over the Common Units owned by the AS Trust, and therefore may be deemed to beneficially own those Common Units.

(2) The Estate is the record owner of 1,781,849 Common Units as of May 25, 2025. Based on there being 33,995,563 Common Units outstanding as of the date of this Amendment, these Common Units represent 5.2% of the outstanding Common Units as of the date of this Amendment.

(3) Chelsea is the record and beneficial owner of 60,178 Common Units as of May 25, 2025, which represented 0.1% of the outstanding Common Units as of the date of this Amendment. The Estate has sole voting and investment power with respect to and, therefore, may be deemed to beneficially own, the Common Units owned by Chelsea.

(4) Eric Slifka is the record owner of 698,824 Common Units as of May 25, 2025. Based on there being 33,995,563 Common Units outstanding as of the date of this Amendment, these Common Units represent 2.1% of the outstanding Common Units as of the date of this Amendment.

(5) Larea Holdings is the record and beneficial owner of 564,984 Common Units as of May 25, 2025, which represents 1.7% of the outstanding Common Units as of the date of this Amendment. Eric Slifka has sole voting and investment power with respect to and, therefore, may be deemed to beneficially own, the Common Units owned by Larea Holdings.

(6) Certain family trusts ("Family Trusts") hold an aggregate of 565,559 Common Units, representing 1.7% of the outstanding Common Units, as of May 25, 2025 three of which Eric Slifka is the sole trustee, and one of which Eric Slifka serves as co-trustee. Eric Slifka may, therefore, be deemed to beneficially own the Common Units held by those trusts.

(7) In connection with the Repurchase Program, the General Partner is the record and beneficial owner of 59,548 Common Units as of May 25, 2025, which represents 0.1% of the outstanding Common Units as of the date of this Amendment. Eric Slifka and family members of Richard Slifka control the General Partner, and thus may be deemed to beneficially own, the Common Units owned by the General Partner.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7 through 11 of the cover pages and the information set forth in Item 2 hereto is incorporated herein by reference. Chelsea is a Massachusetts limited partnership and each of the General Partner and Larea Holdings is a Delaware limited liability company. The principal business and office address of each of Chelsea, the General Partner and Larea Holdings is 800 South Street, Suite 500, Waltham, MA 02453. During the past five years, none of Chelsea, the General Partner, or Larea Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of Chelsea, the General Partner or Larea Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Transactions in the class effected during the past sixty days:
Except as described in this Amendment and as set forth below, none of the Reporting Persons, Chelsea, the General Partner, Larea Holdings, nor the Family Trusts has effected any transactions in the Common Units during the past 60 days.

For the purpose of meeting its anticipated obligations to deliver Common Units under the LTIP to certain officers, directors and employees, the General Partner has acquired Common Units on the open market in the last 60 days. See description of the Repurchase Program in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: MOC and GPC are no longer subject to Section 13(d).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Item 3, Item 4 and Item 5 is hereby incorporated by reference herein.

Subject to certain limitations, the Partnership Agreement provides that the Partnership will, upon the request of the General Partner or any of its affiliates (including the Reporting Persons) (each, a "Holder") file up to three registration statements to register the securities held by such Holder. Additionally, if the Partnership proposes to file a registration statement for an offering of equity securities for cash, the Partnership must use reasonable efforts to include a requesting Holder's securities in such registration statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A. Fifth Amended and Restated Agreement of Limited Partnership of Global Partners LP, dated as of March 24, 2021 (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on March 24, 2021).

Exhibit B. Joint Filing Agreement.

## Signatures
- Eric Slifka: /s/ Eric Slifka, Eric Slifka (08/07/2025)
- Alfred A. Slifka 1990 Trust Under Article II-A: /s/ Eric Slifka, Eric Slifka/Trustee (08/07/2025)
- The Estate of Richard Slifka: /s/ Rosalyn Slifka, Rosalyn Slifka/Personal Representative (08/07/2025)
- The Estate of Richard Slifka: /s/ Amy Cook, Amy Cook/Personal Representative (08/07/2025)
- The Estate of Richard Slifka: /s/ Karen Dattilo, Karen Dattilo/Personal Representative (08/07/2025)
- The Estate of Richard Slifka: /s/ Andrew Slifka, Andrew Slifka/Personal Representative (08/07/2025)